UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 4)*

ICT Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

44929Y 10 1

(CUSIP Number)

Jeffrey C. Moore

Senior Vice President, General Counsel

ICT Group, Inc.

100 Brandywine Boulevard

Newtown, PA 18940

(267) 685-5609

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44929Y 10 1	13D	Page 2 of 6

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John J. Brennan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

1,421,736
8 SHARED VOTING POWER

4,929,508
9 SOLE DISPOSITIVE POWER

1,341,811
10 SHARED DISPOSITIVE POWER

4,529,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,351,244
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

41.4%
14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 44929Y 10 1	13D	Page 3 of 6

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Donald P. Brennan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

25,000
8 SHARED VOTING POWER

4,500,000
9 SOLE DISPOSITIVE POWER

25,000
10 SHARED DISPOSITIVE POWER

4,500,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,525,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

29.5%
14	TYPE OF REPORTING PERSON*

IN

*	Excludes 1,180,944 shares of Common Stock held by grantor retained annuity trusts over which Donald P. Brennan, the grantor, is precluded from exercising any power, including the power to vote or dispose of such shares. Accordingly, Donald P. Brennan disclaims beneficial ownership of those 1,180,944 shares of Common Stock.

CUSIP No. 44929Y 10 1	13D	Page 4 of 6

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Eileen Brennan Oakley, Trustee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

85,248
8 SHARED VOTING POWER

4,900,308
9 SOLE DISPOSITIVE POWER

485,556
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,985,556
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.5%
14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 44929Y 10 1	13D	Page 5 of 6

This Amendment No. 4 to the Schedule 13D filed on April 9, 2004 and amended by Amendments No. 1, 2 and 3 filed on November 4, 2004, February 14, 2005 and March 3, 2006 respectively (as amended, the “Schedule 13D”) supplements the Schedule 13D as set forth below. Capitalized terms used but not defined in this Amendment have the meanings given those terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration, Item 4. Purpose of the Transaction and Item 5. Interest in Securities of the Issuer

On April 6, 2006, John J. Brennan and Eileen Brennan Oakley, as Trustee of the Brennan Family Trusts, sold 710,000 and 330,000 shares of Common Stock of the Issuer, respectively, pursuant to a public offering in which 2,050,000 shares of Common Stock and 1,100,000 shares of Common Stock were sold by the Issuer and certain selling shareholders, respectively. On April 17, 2006, John J. Brennan and Eileen Brennan Oakley, as Trustee of the Brennan Family Trusts, sold 71,000 and 66,000 shares of Common Stock of the Issuer, respectively, pursuant to the exercise of the overallotment option by the underwriters of the public offering in which 300,000 shares of Common Stock and 172,500 shares of Common Stock were sold by the Issuer and certain selling shareholders, respectively. In connection with the public offering, Eileen Brennan Oakley, as Trustee of the Brennan Family Trusts, revoked the Voting Agreement and related proxy with respect to the shares in the Brennan Family 1996 Trust (the trust which sold shares in the public offering).

On March 30, 2006, Donald Brennan contributed a total of 315,353 shares of Common Stock of the Issuer held by him to a grantor retained annuity trust established on that date. Mr. Brennan entered into this transaction for estate planning purposes. Donald Brennan, the grantor of this grantor retained annuity trust, is precluded from exercising any power over the shares held by the trust, including the power to vote or dispose of such shares. Accordingly, Donald Brennan disclaims beneficial ownership of the shares held by this grantor retained annuity trust.

During the period from March 3, 2006 (the date of the last amendment to the Schedule 13D) to the date of this Amendment No. 4, a total of 77,054 shares of Common Stock of the Issuer subject to the Optionholder Voting Agreement were sold and are no longer subject to that agreement.

The Group Members have beneficial ownership in the aggregate of 6,461,492 shares of Common Stock, representing 42 % of the 15,337,410 shares of Common Stock outstanding as of April 17, 2006.

John J. Brennan has beneficial ownership in the aggregate of 6,351,244 shares of Common Stock, representing 41.4 % of the shares of Common Stock outstanding as of April 17, 2006. He has the sole power to dispose of 1,341,811 of such shares owned in his own name or which are subject to options issued in his own name (subject to the Shareholders’ Agreement) and the sole power to vote such shares as well as 79,925 shares held by certain current and former employees of the Issuer that are subject to the Optionholder Voting Agreement. He shares the power to dispose of and vote 4,500,000 shares pursuant to the Voting Trust Agreement and 29,200 shares jointly held with his wife. In addition, he shares the power to vote 400,308 shares pursuant to the Voting Agreement.

Donald P. Brennan has beneficial ownership in the aggregate of 4,525,000 shares of Common Stock, representing 29.5 % of the shares of Common Stock outstanding as of April 17, 2006. He has the sole power to dispose of and vote 25,000 of such shares issuable upon the exercise of outstanding options (subject to the Shareholders’ Agreement). He shares power to dispose of and vote 4,500,000 of such shares pursuant to the Voting Trust Agreement.

CUSIP No. 44929Y 10 1	13D	Page 6 of 6

Eileen Brennan Oakley, as Trustee of the Brennan Family Trusts, has beneficial ownership in the aggregate of 4,985,556 shares of Common Stock, representing 32.5 % of the shares of Common Stock outstanding as of April 17, 2006. In her capacity as Trustee, she has the sole power to dispose of 485,556 of such shares (subject to the Shareholders’ Agreement) and the sole power to vote 85,248 of such shares, which are held by the Brennan Family Trusts, and shares the power to vote 4,500,000 of such shares pursuant to the Voting Trust Agreement and 400,308 shares pursuant to the Voting Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 25, 2006	By:	/s/ John J. Brennan
	Name:	John J. Brennan

Date: April 25, 2006	By:	/s/ Donald P. Brennan
	Name:	Donald P. Brennan

Date: April 25, 2006	By:	/s/ Eileen Brennan Oakley
	Name:	Eileen Brennan Oakley, individually and as Trustee of the Brennan Family Trusts